Full Circle Brewing Co. Ltd., LLC



ANNUAL REPORT

620 F Street

Fresno, CA 93706

0

fullcirclebrewing.com

This Annual Report is dated April 24, 2021.

BUSINESS

Founded in 1998, FCB owns and operates the longest running brewery in Central California. We create a variety of craft beers. Ingredients are sourced from a variety of national and regional hop and grain vendors.

The current ownership group acquired the brewery in 2016 and breathed new life into this California staple. A refreshed brand, new recipies, and a bigger vision, allowed for significant growht.

FCB supplies beer through its taproom, online store and distributors throughout the state of California. Our products can be found in crafty liquor stores as well as big box stores such as Savemart, Costco, Vons, Total Wines, Bevmo, Wholefoods, Trader Joes, and others.

FCB's products are currently sold in California, Nevada, Pennsylvania, and Ohio.

FCB's target customer are Millennials and early Gen Xers. We are focused on producing flavor profiles that resonate with not only the craft beer enthusiast but, also new entrants to the market. We view our craft beers and their fresh seasonal fruit-forward flavor, as the gateway for the average consumer into the craft beer market.

We are organized as an LLC and have recently acquired the intellectual property rights to Sonoma Cider.

Previous Offerings

Full Circle Brewing Co. Issued Class A voting shares in the amount of 62,500 on September 30, 2019.

Full Circle Issued Class B non-voting shares in the amount of 13,500 and 41,375 on August 31, 2018 and March 29th 2018 respectively.

Name: Class B Units

Type of security sold: Equity

Final amount sold: $165,000.00

Number of Securities Sold: 41,375

Use of proceeds: Production

Date: March 29, 2018

Offering exemption relied upon: Regulation CF

Name: Class B Units

Type of security sold: Equity

Final amount sold: $53,700.00

Number of Securities Sold: 13,500

Use of proceeds: Production Expansion

Date: August 31, 2018

Offering exemption relied upon: Regulation CF

Name: Class A Units

Type of security sold: Equity

Final amount sold: $287,500.00

Number of Securities Sold: 62,500

Use of proceeds: Production Expansion

Date: September 30, 2019

Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

Circumstances which led to the performance of financial statements:

Results of operations

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

Revenues in 2020 were $2,137,166, compared to $1,366,142 for 2019, an increase of 56%. The increase primarily resulted from filling out capacity put on line in 2019, adding new distributors throughout the state of California, Nevada, and Pennsylvania, and significantly increasing our points of distribution. This trend continues in 2021 including a boost by pursuing and achieving chain store penetration.

Cost of sales

Cost of sales in 2020 was $1,081,041, an increase of approximately $402,457, from costs of $678,584 in fiscal year 2019. The increase was largely due to an increase in overall sales.

Gross profit

Our gross profit during 2020 was $1,267,296, compared to $708,783 for 2019, an increase of over 44%.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, utilities, and rents. Expenses in 2020, were $1,553,746 compared to $1,287,995 in 2019. Approximately $145,769 of this increase was due to increased compensation and benefits costs. The Company hired more employees in 2020.

Net Loss

Our net loss for 2020, was $286,450 compared to a net loss of $579, 172 for 2019.

This increase was caused by an increase in wholesale sales to distributors.

Historical results and cash flows:

We plan to continue our growth curve as we bring on additional distributors and gain more market penetration. Our wide footprint allows for small moves in market and chain penetration to yield significant growth.

The largest expenses relate to payroll and cost of goods sold. With the utilization of more capacity, we believe our administration and marketing fees will grow to a smaller percentage of overall revenues, and our production team will be able to produce more beer while leveraging entry level support staff and economies of scale.

We are in the process of contracting for more of our raw materials needs which we anticipate will lower our per unit cost of goods sold. This includes grain, hops, and adjuncts.

We have generated cash required in the past with a combination of debt, equity and cash flows. We anticipate that we will increase the portion of our cash needs that can be satisfied from revenues as we control costs, grow efficiencies, and increase our revenues by adding distribution and increasing our chain penetration.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $179,904.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Notes payable Consist of the following:

Note payable to On Deck Capital. The interest rate is 34.4 percent. The note requires principal and interest payments of $ 2,585 per week. The balance totaled $ 86,754 as of December 31, 2020.

Note payable to Fresno First Bank at 6.25 percent with periodic adjustments, payable $ 1,404 per month, principal, and interest; the note matures August 2026, the note is secured by an interest in the assets of the business and personal residences of Members. The balance totaled $ 692,575 as of December 31, 2020.

Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2018 and principal and interest payments starting in 2019. The balance totaled $ 536,424 as of December 31, 2020.
Note payable to Fresno First Bank for 2nd deed of trust. The interest rate is 6.0 percent payable $ 1,492 per month, principal, and interest; the note matures August 2026. The balance totaled $ 89,887 as of December 31, 2020.

Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2019 and principal and interest payments starting May 2021. The note matures January 2025. The balance totaled $98,083 as of December 31, 2020.

Note payable to the Small Business Administration with monthly payments of $731 commencing 12 months after the note inception, interest rate at 3.75%. The maturity date is May 2050. The balance totaled $150,000 as of December 31, 2020.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Arthur Lee Moye III

Arthur Lee Moye III's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Executive Officer and Managing Member

Dates of Service: April 01, 2016 - Present

Responsibilities: Responsible for the strategic Planning and oversight of the company. Mr. Moye currently receives an annual salary of $25,000 per year and is the managing member of the company owning 706,519 Class A Units.

Name: Jason Heersche

Jason Heersche's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Financial Controller

Dates of Service: August 01, 2020 - Present

Responsibilities: Oversee the financial operations of the Company. Mr. Heersche currently receives an annual salary of $75,000 per year.

Other business experience in the past three years:

Employer: Wine Group Title

Title: Strategic Financial Analyst

Dates of Service: January 01, 2009 - January 01, 2017

Responsibilities: Financial oversight

Other business experience in the past three years:

Employer: Made in Nature

Title: Financial Controller

Dates of Service: January 01, 2017 - July 01, 2020

Responsibilities: Financial oversight

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Class A Units

Member Name: The Moye Family Trust, Co-Trustee, Arthur Moye & Nicole Moye

Amount and nature of Beneficial ownership: 706,519

Percent of class: 58.0

RELATED PARTY TRANSACTIONS

Name of Entity: Arthur Lee Moye III

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Personal Revolving Credit Card Balance for initial start up expenses.

Material Terms: 6% interest, Revolving term $12,784.

Name of Entity: 620 F Street LLC

Names of 20% owners: ARTHUR MOYE, CEO OF FULL CIRCLE BREWING

Relationship to Company: Officer

Nature / amount of interest in the transaction: Full Circle Brewing Co. LTD LLC leases its manufacturing facilities from an affiliate party, 620 F Street LLC.

Material Terms: 620 F Street LLC is owned by the founding principals who purchased the land and the brewery operations from the original owners of Full Circle Brewing Co. in 2016. 620 F Street LLC ("Landlord") owns the building ("620 F Street" or "Leased Premises") that Full Circle Brewing ("Tenant") inhabits and operates out of. Lease rates are determined by Fair Market Rents of comparable properties with similar use. Full Circle Brewing is currently in a 120 month lease with 620 F Street LLC. The initial terms of the lease and Tenant's obligations commenced on July 1, 2016 and run through June 30, 2026 unless terminated earlier or by mutual written consent of the parties. Thereafter, the lease shall revert to a month to month lease unless terminated. Tenant pays Landlord, without deduction or offset; MONTHLY RENT: Months Rental Rate 1 – 7 (partial 2016) $2,200.00 per month 8 – 31 2018 $2,400.00 32 – 55 2020 $2,600.00 56 – 80 2022 $2,800.00 81 – 105 2024 $3,000.00 106 – 120 (partial 2026) $3,200.00 plus the cost of insurance on the Leased Premises, personal taxes or assessments levied against the Leased Premises, repair and maintenance expenses, utilities of any kind furnished to the Leased Premises.

OUR SECURITIES

Our authorized membership consists of Class A, Class B, and Class C. There are a total of 5,087,049 issued, of which 214,000 are outstanding.

The following is a summary of the rights of our capital stock as provided in our membership agreement.

Class A - Voting
Class B - Non Voting
Class C - Non Voting

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 24, 2021.

Full Circle Brewing Co. Ltd., LLC

By /s/ *Arthur Moye*

      Name: Arthur Moye

      Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

Annual Financial Report(s)

For the Years Ended December 31, 2020 and 2019

FULL CIRCLE BREWING CO. LTD, LLC.
(A Limited Liability Company)

TABLE OF CONTENTS

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS	
Balance Sheets	2
Statements of Income and Members' Equity	3
Statements of Cash Flows	4
NOTES TO FINANCIAL STATEMENTS	5 – 8



Jaribu W. Nelson, CPA

P.O. Box 1105, Clovis, CA 93613 • Ph: (559) 286-7546 • Email: jaribucpa@gmail.com

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Members of
Full Circle Brewing Co. LTD, LLC.
Fresno, California

I have reviewed the accompanying financial statements of Full Circle Brewing Co. LTD, LLC., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income and members' equity and cash flows for the year then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my reviews, I am not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Jaribu W. Nelson, CPA

Clovis, California
April 8, 2021

FULL CIRCLE BREWING CO. LTD, LLC.
BALANCE SHEETS
DECEMBER 31, 2020 and 2019

	2020	2019
<u>ASSETS</u>		
CURRENT ASSETS		
CASH	$ 179,904	$ 96,199
ACCOUNTS RECEIVABLE	136,698	24,141
INVENTORY	251,874	141,453
TOTAL CURRENT ASSETS	568,476	261,793
FIXED ASSETS		
BUILDING AND IMPROVEMENTS	1,334,844	910,884
ACCUMULATED DEPRECIATION	(206,745)	(145,443)
TOTAL FIXED ASSETS	1,128,099	765,441
OTHER ASSETS		
OTHER	2,257	7,422
AMORTIZED COSTS	73,697	69,055
ACCUMULATED AMORTIZATION	(8,126)	(5,044)
TOTAL OTHER ASSETS	67,828	71,433
TOTAL ASSETS	1,764,403	1,098,667
<u>LIABILITIES AND MEMBERS' EQUITY</u>		
CURRENT LIABILITIES		
ACCOUNTS PAYABLE	229,659	134,911
ACCRUED EXPENSES	124,009	43,473
LINES OF CREDIT	140,169	27,954
NOTES PAYABLE - CURRENT PORTION	227,122	55,306
TOTAL CURRENT LIABILITIES	720,959	261,644
LONG-TERM LIABILITIES		
SHAREHOLDER LOANS	47,446	12,784
NOTES PAYABLE - NET OF CURRENT PORTION	1,426,601	1,169,790
TOTAL LONG-TERM LIABILITIES	1,474,047	1,182,574
TOTAL LIABILITIES	2,195,006	1,444,218
MEMBERS' EQUITY (DEFICIT)	(430,603)	(345,551)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,764,403	$1,098,667

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

	2020	**2019**
INCOME		
SALES	$ 2,137,166	$ 1,366,142
OTHER INCOME	213,738	32,977
DISCOUNTS & ALLOWANCES	(2,567)	(11,752)
TOTAL INCOME	2,348,337	1,387,367
COST OF GOODS SOLD	1,081,041	678,584
TOTAL COSTS OF GOODS SOLD	1,081,041	678,584
GROSS MARGIN	1,267,296	708,783
OPERATING EXPENSES		
ADVERTISING	26,426	17,871
AMORTIZATION	3,082	3,082
AUTOMOBILE	47,941	29,975
BAD DEBTS	14,292	15,354
BANK CHARGES	51,339	41,586
COMMISSIONS	9,654	11,658
COMPUTER & TECHNOLOGY	45,236	17,048
DEPRECIATION	61,302	65,702
DUES & SUBSCRIPTIONS	13,736	16,001
INSURANCE	54,060	41,132
INTEREST	56,506	81,816
LICENSES & PERMITS	4,280	2,458
MEALS & ENTERTAINMENT	11,620	20,503
MERCHANT FEES	7,461	845
MISCELLANEOUS	2,993	3,264
OFFICE	14,308	18,350
PROFESSIONAL FEES	98,127	70,360
RENTS	95,148	111,112
REPAIRS & MAINTENANCE	15,702	14,879
SALARIES & WAGES	660,591	514,822
SUPPLIES	17,022	19,479
TAXES	163,192	80,791
TRAVEL	4,078	7,515
UTILITIES	75,650	82,352
TOTAL EXPENSES	1,553,746	1,287,955
NET INCOME	(286,450)	(579,172)
BEGINNING MEMBERS' EQUITY (DEFICIT)	(345,551)	(93,879)
CONTRIBUTIONS	237,448	327,500
SYNDICATION FEES	(36,050)	-
ENDING MEMBERS' EQUITY (DEFICIT)	$ (430,603)	$ (345,551)

See notes to financial statements.

FULL CIRCLE BREWING CO. LTD, LLC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 and 2019

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income / (loss)	$ (286,450)	$ (579,172)
Adjustments to reconcile change in operating capital to net cash used for operating activities		
Amortization and Depreciation	64,384	65,702
Changes in:		
Accounts receivable	(112,557)	23,613
Inventory	(110,421)	(48,774)
Other assets	5,165	(24,337)
Accounts payable	94,748	46,608
Accrued expenses	80,536	32,092
Net cash used for operating activities	(264,595)	(484,268)
CASH FLOWS FROM INVESTING ACTIVITIES		
Acquisition of machinery and equipment	(428,602)	(109,752)
Net cash used for investing activities	(428,602)	(109,752)
CASH FLOWS FROM FINANCING ACTIVITIES		
Payments on notes payable	(421,373)	(240,302)
New borrowings on notes payable	850,000	707,000
Shareholder loans	34,662	7,841
Net activity on lines of credit	112,215	(191,325)
Member contributions	237,448	327,500
Syndication fees	(36,050)	-
Net cash provided by financing activities	776,902	610,714
CHANGE IN CASH AND CASH EQUIVALENTS	83,705	16,694
CASH AND CASH EQUIVALENTS AS OF BEGINNING OF THE YEAR	96,199	79,505
CASH AND CASH EQUIVALENTS AS OF END OF YEAR	$ 179,904	$ 96,199
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for:		
Interest	$ 56,506	$ 81,816

See notes to financial statements.

4

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Full Circle Brewing Co. Ltd, LLC (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for the integrity and objectivity of the financial statements. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements. The Company has prepared these financial statements on the accrual basis of accounting.

Nature of Operations
Full Circle Brewing Co. Ltd, LLC is headquartered in the City of Fresno, California and was established in 1998. The Company provides craft beers and live entertainment.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from these estimates.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers deposits in banks and other investments purchased with a maturity of three months or less to be cash equivalents.

Accounts Receivable
Accounts receivable are recorded at the amount the Company expects to collect on balances outstanding at year-end. The Company has estimated an allowance for doubtful accounts totaling $6,008 and $15,354 for the years ended December 31, 2020 and 2019, respectively. As of December 31, 2020, and 2019, the balances totaled $ 136,698 and $ 24,141, respectively.

Inventory
Inventories consist of goods ready for resale and are carried at lower of cost (FIFO) or market.

Fixed Assets
Acquisitions of fixed assets consist of items with a useful life of greater than one year. Fixed assets are stated at cost. Depreciation is computed using the modified accelerated cost recovery system.

Income Taxes
The Company is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for the Company. Members are taxed individually on their shares of the Company's earnings. The Company's net income or loss is allocated among the members in accordance with the regulations of the Company.

Uncertain Tax Positions
Generally, the Company's tax return remains open for tax examinations for three years after filing of the return. There are no tax examinations currently in process.

Revenue Recognition
The Company recognizes revenue as the product has been shipped. The Company records all amounts in accordance with the agreed upon billing rate with the Client and Company.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fixed Assets
Fixed assets as of December 31, 2020 and 2019 consisted of the following:

	2020	**2019**
Machinery & equipment	$ 298,569	$ 210,939
Brewery infrastructure	875,711	553,311
Transportation equipment	36,254	25,575
Office equipment	1,539	1,539
Roller rink	17,974	17,974
Construction in progress	-	21,133
Other	53,256	42,581
Leasehold improvements	51,541	37,832
Subtotal	1,334,844	910,884
Less accumulated depreciation	(206,745)	(145,443)
Total	$ 1,128,099	$ 765,441

Depreciation expense for the years ended December 31, 2020 and 2019 totaled $ 61,302 and $ 65,702, respectively.

NOTE B – LINES OF CREDIT

The Company has lines of credit established with Capital One, Chase, American Express, Fresno First Bank, and On Deck Capital and the interest rates are variable. The balance totaled $ 140,169 as of December 31, 2020.

NOTE C – SHAREHOLDER LOAN

The Company has a shareholder loan with members of the company for overhead costs. The loans bear no interest and are due upon demand. As of December 31, 2020 the balance totaled $ 47,446.

NOTE D – NOTES PAYABLE

Notes payable consisted of the following:

Note payable to On Deck Capital. The interest rate is 34.4 percent. The note requires principal and interest payments of $ 2,585 per week. The balance totaled $ 86,754 as of December 31, 2020.

Note payable to Fresno First Bank at 6.25 percent with periodic adjustments, payable $ 1,404 per month, principal, and interest; the note matures August 2026, the note is secured by an interest in the assets of the business and personal residences of Members. The balance totaled $ 692,575 as of December 31, 2020.

Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2018 and principal and interest payments starting in 2019. The balance totaled $ 536,424 as of December 31, 2020.

Note payable to Fresno First Bank for 2nd deed of trust. The interest rate is 6.0 percent payable $ 1,492 per month, principal, and interest; the note matures August 2026. The balance totaled $ 89,887 as of December 31, 2020.

NOTE D – NOTES PAYABLE (continued)

Note payable to Fresno First Bank for improvements and operation. The interest rate is 6.0 percent. The note requires interest only payments in 2019 and principal and interest payments starting May 2021. The note matures January 2025. The balance totaled $98,083 as of December 31, 2020.

Note payable to the Small Business Administration with monthly payments of $731 commencing 12 months after the note inception, interest rate at 3.75%. The maturity date is May 2050. The balance totaled $150,000 as of December 31, 2020.

Total notes payable	$ 1,653,723
Less current portion	(227,122)
Net long-term note payable	$ 1,426,601

Maturities of the long-term note payable are as follows:

2021	$ 227,122
2022	157,919
2023	168,288
2024	179,343
2025	165,391
Thereafter	755,660
Total	$1,653,723

Interest expense for the years ended December 31, 2020 and 2019 totaled $55,605 and $81,846, respectively.

NOTE E – DESCRIPTION OF LEASING ARRANGEMENTS

The Company leases its current location under a long-term lease agreement expiring June 2021. Rent expense totaled $95,148 and $111,112 for the years ended December 31, 2020 and 2019, respectively.

The Company entered into two capital leases for equipment acquired during the prior year. The lease agreements expire in 60 months. The additions were reflected in fixed assets and notes payable, respectively.

Future minimum lease payments on the facility are as follows:

2020	$ 57,869
2021	41,069
2022	13,319

NOTE F – MEMBERS' EQUITY

The Company has three classes of shares. Class A allows for a member to have voting rights. Classes B & C are non-voting shares. Member contributions totaled $45,000 for Class A shares and $192,448 Class C shares.

On 9/14/2020, the Company authorized a 4 for 1 stock split. The effect of the stock split was to create 214,000 non-voting Class C Shares.

Syndication fees represent costs incurred with the syndication of limited partnership interests. These costs are reflected as a direct reduction of members' equity. Approximately $78,058 and $0 were incurred for the years ended December 31, 2020 and 2019, respectively.

NOTE G – SUBSEQUENT EVENTS

In compliance with accounting standards, management has evaluated events that have occurred after year-end to determine if these events are required to be disclosed in the financial statements. Management has determined the events regarding the novel Coronavirus require disclosure in accordance with accounting standards. During March 2020, Governor Newsom issued an emergency proclamation declaring a State of Emergency in California due to the novel Coronavirus (COVID-19). The COVID-19 outbreak is ongoing, and the ultimate geographic spread of the virus, the duration and severity of the outbreak and the economic and other actions that may be taken by governmental authorities to contain the outbreak or to treat its impact are uncertain. The ultimate impact of COVID-19 on the operations and finances of the Organization are unknown.

CERTIFICATION

I, Arthur Moye, Principal Executive Officer of Full Circle Brewing Co. Ltd., LLC, hereby certify that the financial statements of Full Circle Brewing Co. Ltd., LLC included in this Report are true and complete in all material respects.

Arthur Moye

Principal Executive Officer